

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Jeffrey Guzy
Chief Financial Officer
CoJax Oil & Gas Corporation
4830 Line Ave., #152
Shreveport, Louisiana 71106

> **Re: CoJax Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed March 31, 2025**
> **File No. 000-56386**

Dear Jeffrey Guzy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation